Exhibit 99.2

Supplementary Agreement

Party A: Tantech Holdings (Lishui) Co., Ltd.

Legal representative: Zhengyu Wang

Address: No.10 Censhan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province

Party B: Jingning Zhonggang Mining Co., Ltd

Legal Representative: Weina Qu

Address: Room 403, 23 Jianshe Road, Hongxiang Street, Jingning She Autonomous County, Lishui City, Zhejiang Province

Party C: Lishui Zhonggang Mining Co., Ltd.

Legal Representative: Weina Qu

Address: 3 / F, No. 1 Building, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province

Party A and B signed " The Investment Agreement between Tantech Holdings (Lishui) Co., Ltd. and Jingning Zhonggang Mining Co., Ltd on Fuquan Chengwang Mining Co.,Ltd "(hereinafter referred to as "The Agreement") on November 29, 2019,. According to Article 4.1.6 of the Agreement, Fuquan Chengwang Mining Co.,Ltd shall obtain a new mining license on December 31, 2019., Since the processing of the mining license involves the approval of multiple government departments, it is uncertain to process the new license on December 31, 2019. Accordingly, in order to protect Party A's investment from losses, Party A, Party B and Party C reach the following supplementary agreement through negotiation:

1. Party A agrees that the time for Party B to obtain the new mining license shall be extended to June 30, 2020.

If Party B fails to obtain a new mining license before June 30, 2020, Party Ashall have the right to terminate the Agreement and Party B shall return all the investment amount to Party A within [30] days upon termination of the Agreement and pay Party a the capital occupation fee at the loan interest rate of the people's bank of China for the same period.

3. Party C is the sole shareholder of Party B, and at the request of Party B, Party C shall voluntarily provide Party B with unlimited joint and several guarantee liabilities for debts incurred by Party B to Party A due to Party B's non-performance, incomplete performance or failure to perform the investment agreement and this supplementary agreement.

4. This agreement is a supplementary agreement to the Agreement. In case of there is any conflict between this agreement and the Agreement, this agreement shall prevail. Other matters not agreed upon shall still be implemented as agreed in the Agreement.

5. This agreement shall come into force upon being signed and sealed by Parties A, B and C. This agreement shall be made in quadruplicate, with Party A, Party B and Party C holding one copy each and Fuquan Chengwang Mining Co., LTD holding one copy.

Party A: Tantech Holdings (Lishui) Co., Ltd.

Legal representative: Zhengyu Wang

Party B: Jingning Zhonggang Mining Co., Ltd

Legal Representative: Weina Qu

Party C: Lishui Zhonggang Mining Co., Ltd.

Legal Representative: Weina Qu

Signature Date: